[LETTERHEAD OF AMINCOR, INC.]


                                  June 21, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Caroline Kim

Re: Amincor, Inc.
    Amendment  No. 3  Registration  Statement  on Form 10
    Filed May 18, 2011
    Form 10-Q for the Quarter Ended September 30, 2010
    Filed November 30, 2010
    Current Reports on Amended Form 8-K
    Filed October 19, 2010, January 26, 2011, and March 2, 2011
    File No. 0-49669

Dear Ms. Kim,

This letter supplements our May 18, 2011 response to the Commission's April 12, 2011 comment letter (the "Comment Letter") with respect to comments 20 to 24 inclusive in the Comment Letter. We have set forth below comments 20 to 24 in the Comment Letter and our responses to such comments.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010

GENERAL

20. We note that you have labeled your financial statements including activity of Tulare Holdings, Inc. prior to your common control merger with that entity on August 3, 2010 as consolidated, while at page 9 you indicate that you are reporting combined financial statements. Please revise you presentation and all labeling and applicable narratives as necessary to comply with FASB ASC 805-50.45-5. Please confirm that your historical financial statements include activity of both entities only for periods when these entities were under common control; and ensure that the changes you make to the labeling and narratives clarify that your financial statements are shown on a combined basis prior to the merger and on a consolidated basis subsequent to the merger.

     ANSWER

     The Company will file an amended Form 10-Q which will include financial statement titles, which state "Consolidated or Combined...," such as "Consolidated or Combined Condensed Statements of Operations." In addition, each column with financial statement data as of a balance sheet date or for a time period (3 months, 9 months) will be labeled as either consolidated or combined, as applicable.

     As of September 30, 2010, the financial statements of Amincor, Inc. and Tulare Holdings, Inc. were consolidated and had been since August 3rd, 2010; however, both entities were under common control throughout the period from January 9, 2008 through December 31, 2009. Therefore, activity of both entities for all periods presented in this Form 10-Q relate to periods these entities were under common control.

BALANCE SHEET, PAGE 3

21. Please present a balance sheet as of the end of the preceding fiscal year-end to comply with Rule 8-03 of Regulation S-X.

     ANSWER

     The Company will file an amended Form 10-Q which will include a balance sheet as of the end of the preceding fiscal year-end.

FORM 8-K/AS FILED MARCH 2, 2011

GENERAL

23. It appears that you have accounted for the foreclosures as business combinations, recording the net assets at fair value in the financial statements of the holding companies. However, your response to prior comment 44 indicates that you view the foreclosures as troubled debt restructurings. Please explain your rationale in accounting for the foreclosures as business combinations rather than troubled debt restructurings, specifically addressing how your accounting complies with FASB ASC Section 310-40-40.

     ANSWER

     As was stated in the response to prior comment 44, the financial statements for the period from January 1, 2008 to August 28, 2008 were not presented because the predecessor did not maintain sufficient and reliable accounting records for the preparation of financial statements. The Company believes that the acquisition of the business of Baker's Pride, Inc. was a business combination as defined by FASB ASC Section 805-10-15-3 because, as stated in the FASB Glossary, a business combination is "a transaction or other event in which an acquirer (a) obtains control of one or more businesses." In furtherance of the conclusion, the Company relies on the FASB Glossary definition of a business.

          a. The Company believes that the two lenders together (since both are commonly controlled) qualifies as the acquirer based on the guidance in FASB ASC Section 805-10-55-10 through 15 and on definition of a business in the FASB ASC Glossary; however, the

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
               FASB ASC Glossary is circular since it defines an "acquirer" as "the entity that obtains control of the acquiree" and then defines an "acquiree" as "the business or businesses that the acquirer obtains control of in a business combination."

     Having concluded that the acquisition of Baker's Pride, Inc. was a business combination, the Company concluded that Rule 8-02 of Regulation S-X applies and predecessor financial information for the period from January 1, 2008 to August 28, 2008 would normally be presented. However, the Company was faced with a dilemma because such predecessor financial information is simply not available. Our prior response referred to a troubled debt restructuring as a consideration to justify not including the predecessor financial information; that consideration [or comparison] was not intended to infer that the acquisition of the business of Baker's Pride was "a troubled debt restructuring" as that term is used under GAAP. Instead, the terminology used was meant as an analogy. The Company does not view the foreclosures as troubled debt restructurings and does not believe the conditions in FASB ASC 470-60-15-5 through 13, and as clarified by FASB ASC 470-60-55-4 through 6, are present.

     If it were possible, the Company would provide Baker's Pride's predecessor financial information for the period from January 1, 2008 to August 28, 2008, but that information does not exist. Further, as of the date hereof audited financial statements for the year ended December 31, 2010 and unaudited statements for the quarter ended March 31, 2011 have been provided in the Company's Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011, respectively.

24. In your responses to prior comments 43 and 46, your represent that the losses resulting from the foreclosures on outstanding debts of the Imperia Bros., Inc. ("Imperia") and The Baking Company of Burlington, LLC ("TBC") have been recognized by former creditors of Imperia and TBC in accordance with FASB ASC paragraphs 810-10-55-20 through 21. Please explain why you refer to the accounting of the former creditors of Imperia and TBC in your response and tell us how you have applied FASB ASC paragraphs 810-10-55-20 through 21 in determining any gain or loss should be recognized in your financial statements.

     ANSWER

     Prior comments 43 and 46 both refer to "preexisting relationship between the lender and Imperia Bros. (comment 43) or TBC (comment 46)." Therefore, it appeared that the comments requested a response concerning the accounting of the former creditors (i.e., lenders) of Imperia (comment 43) or TBC (comment 46).

     The purchase price in each case was the enterprise value of the businesses acquired as determined by independent valuation experts. FASB ASC paragraphs 810-10-55-20 and 21, which relate to variable interests and Variable Interest Entities and are not relevant. The assets and liabilities of the businesses of Imperia Bros. and TBC were foreclosed on by their lenders due to their inability to satisfy their debt obligations. Prior to the foreclosures, the lenders had no equity interests in either company. Imperia Masonry Supply Corp. and Baker's Pride, Inc. were corporations established by the lenders (a) to effect the acquisition of the businesses of Imperia Bros. and TBC, respectively due to the foreclosures.

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
          a. The Company believes that the two lenders together (since both are commonly controlled) qualify as the acquirer based on the guidance in FASB ASC Section 805-10-55-10 through 15.

     As noted in the responses to prior comments 43 and 46, the lenders suffered losses because the fair values of the net assets received upon foreclosure were less than the loan balances. Such losses are loan losses of the lenders which are not recoverable.

The Company hereby acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        Amincor, Inc.


                                        By: /s/ John R. Rice, III
                                           -------------------------------------
                                            John. R. Rice, III President


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